Exhibit 99.1

Lithium Americas to Acquire Arena Minerals to Consolidate
the Highly Prospective Pastos Grandes Basin

December 20, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) and Arena Minerals Inc. (TSX-V: AN) (“Arena”) are pleased to announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Lithium Americas has agreed to acquire all of the issued and outstanding common shares of Arena not already owned by Lithium Americas (each, an “Arena Share”) by way of a plan of arrangement (the “Transaction”). Pursuant to the Arrangement Agreement, Arena’s shareholders (“Arena Shareholders”) will receive 0.0226 (the “Exchange Ratio”) of a Lithium Americas common share (a “LAC share”) for each Arena Share held (the “Consideration”). The Consideration to Arena implies a total equity transaction value (on a 100% basis) of US$227 million (C$311 million), based on the closing price on December 19, 2022, which would result in Arena Shareholders owning approximately 5.7% of Lithium Americas.

“This Transaction will consolidate the highly prospective Pastos Grandes basin, and creates an exciting opportunity for Lithium Americas, a Canadian incorporated and headquartered company, to add incremental growth in one of the most important lithium producing regions in the world,” said Jonathan Evans, President and CEO of Lithium Americas. “The significant synergies between our two projects and a better understanding of the basin will enable us to advance development planning and maximize our growth pipeline in Argentina. The timing of the Transaction aligns with the Company’s previously announced plan to separate into two public companies in 2023, with significant project development activities expected at both businesses early next year.”

“We are very excited to enter into this transaction with Lithium Americas,” said Will Randall, President and CEO of Arena. “The Transaction allows Arena Shareholders to realize a meaningful and immediate premium and represents a unique opportunity to participate in the development of a larger, consolidated project as we work with the Lithium Americas team to advance the Pastos Grandes basin. In addition, this Transaction offers Arena Shareholders exposure to the world-class, near-term producing Caucharí-Olaroz project and the Thacker Pass advanced development project.”

Figure 1: Pastos Grandes Basin, Salta, Argentina

BENEFITS TO ARENA SHAREHOLDERS

  An opportunity for Arena Shareholders to realize a meaningful and immediate premium:

    The Consideration to Arena implies a purchase price of C$0.67 per Arena Share based on the closing price on December 19, 2022;

    Approximately 28% premium to Arena’s closing price based on the closing price on December 19, 2022; and

    Approximately 27% premium based on Arena’s 20-day volume weighted average price for the period ending on December 19, 2022.

  By receiving shares of Lithium Americas, Arena Shareholders will have an opportunity to benefit from future upside potential as Lithium Americas shareholders, including:

    Participating in upside from Lithium Americas’ diversified portfolio of near-term producing and advanced development assets in the United States and Argentina, including:

      Caucharí-Olaroz in Jujuy, Argentina (“Caucharí-Olaroz”) with commissioning underway and lithium carbonate production expected in H1 2023; and

      Thacker Pass in Nevada, United States (“Thacker Pass”) with a ruling on appeal of Record of Decision expected in early 2023.

    Participating in the benefits of developing the Sal de la Puna project being developed alongside Lithium Americas’ Pastos Grandes project;

    Participating in a combined company with increased scale and access to capital supported by a strong balance sheet to execute on growth plans; and

    Participating in the benefits of the potential separation of Lithium Americas into two public companies to further unlock value.

  In addition, Lithium Americas’ shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and have significantly more trading liquidity compared to the Arena Shares.

BENEFITS TO LITHIUM AMERICAS SHAREHOLDERS

  Unlocks development opportunities in the Pastos Grandes basin by combining the Pastos Grandes project and the Sal de la Puna project. Benefits include:

    Integrating the development of the Pastos Grandes project and the Sal de la Puna project, which is expected to result in a larger scale and more optimized development plan and cost synergies for both projects;

    Enhancing Lithium Americas’ team in Argentina with the addition of Will Randall and Arena’s team, who are expected to assist in developing the Company’s growth plans in the country; and

    Building on progress made through the Technical Collaboration Agreement, of April 14, 2022, between Lithium Americas and Arena, including exploration and planning to optimize the economics of the deposit.

  Bolsters Lithium Americas’ growth pipeline while preserving cash on hand:

    The addition of a complementary resource significantly expands Lithium Americas’ growth pipeline in Argentina, without distracting management from existing operations; and

    The primarily stock acquisition further preserves the Company’s balance sheet flexibility with US$392 million in cash and short-term bank deposits as at September 30, 2022.

RECOMMENDATION OF ARENA BOARD OF DIRECTORS

Arena appointed a special committee of independent directors (the “Special Committee”) to consider and make a recommendation to the board of directors of Arena (the “Arena Board”) with respect to the Transaction. After consultation with its financial and legal advisors, and on the unanimous recommendation of the Special Committee, the Arena Board (with Ignacio Celorrio and Xiaofeng Lo abstaining) unanimously determined that the Transaction is in the best interests of Arena, and approved the Arrangement Agreement. Accordingly, the Arena Board recommendation that Arena Shareholders, option holders and warrant holders (collectively, the “Arena Securityholders”) vote in favour of the Transaction (the “Board Recommendation”). The Board Recommendation is made to all Arena Securityholders excluding Lithium Americas and Ganfeng Lithium (as defined herein).

The Special Committee received a fairness opinion from Stifel GMP., which was retained on a fixed-fee independent fairness opinion basis, which states that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Arena Securityholders pursuant to the Transaction is fair, from a financial point of view, to the Arena Securityholders (other than Lithium Americas and GFL International Co. Ltd. (as defined herein)).

TRANSACTION CONDITIONS AND TIMING

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) and will be subject to the approval of: (i) 66 2/3% of votes cast by Arena Shareholders; (ii) 66 2/3% of votes cast by Arena Securityholders, voting together as a single class; and (iii) a simple majority of the votes cast by Arena Shareholders excluding for this purpose the votes held by any person required under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, at a special meeting of Arena Securityholders expected to be held in Q1 2023 (the “Meeting”). In addition to Arena Securityholder approval, the Transaction is also subject to the receipt of certain regulatory and court approvals, including the approvals of the TSX, NYSE and the TSX Venture Exchange (“TSX-V”), any required approval under the Investment Canada Act, and other closing conditions customary in transactions of this nature.

The Transaction provides for, among other things, customary Arena Board support and non-solicitation covenants, with a “fiduciary out” that would allow Arena to accept a superior proposal, subject to a “right to match” period in favour of Lithium Americas. The Arrangement Agreement also provides for, among other matters, (i) a termination fee of US$9.1 million payable by Arena to Lithium Americas in certain specified circumstances, and (ii) a reverse termination fee of US$9.1 million payable by Lithium Americas to Arena in certain other specified circumstances.

All directors and senior officers of Arena have entered into support and voting agreements pursuant to which they have agreed to vote their Arena securities in favour of the Transaction.

Pursuant to the Arrangement Agreement, unless otherwise excluded, all outstanding Arena warrants (“Arena Warrants”) and stock options, which remain unexercised at the effective time of the Transaction,

will be deemed to be exercised on a “cashless exercise” basis under the arrangement for Arena Shares, which will be exchanged for LAC Shares at the Exchange Ratio.

Ganfeng Lithium Co. Ltd., GFL International Co. Ltd. and their affiliates (collectively “Ganfeng”), which collectively owns approximately 16% of the outstanding Arena Shares and Arena Warrants that if exercised would represent a further 6% ownership of Arena, has entered into a support and disposition agreement committing to use commercially reasonable efforts to dispose of all of its securities of Arena (including exercising its Arena Warrants and disposing of the Arena Shares issuable thereunder) prior to closing of the Transaction. Further, the Arrangement Agreement provides that in the event that such securities held by Ganfeng are not disposed prior to closing of the Transaction, Lithium Americas will acquire such securities for cash (at a set discount to the value of the share Consideration at closing) rather than issue new shares of the Company as part of the Transaction subject to a maximum cash payment of C$75 million.

Subject to certain conditions, including the Parties obtaining the requisite regulatory approvals, the Transaction is expected to close by Q3 2023.

Upon closing of the Transaction, the Arena Shares are expected to be concurrently delisted from the TSX-V. The delisting is conditional upon TSX-V approval.

Further details of the Transaction are set out in the Arrangement Agreement and will be included in a management information circular of Arena that is expected to be mailed to Arena Securityholders in February 2023 (the “Circular“). The Arrangement Agreement and Circular will be made available on SEDAR under the issuer profile of Arena at www.sedar.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

ADVISORS AND COUNSEL

BMO Capital Markets is acting as financial advisor to Lithium Americas, and Cassels Brock & Blackwell LLP is acting as Lithium Americas’ legal advisor.

Cormark Securities is acting as financial advisor to Arena, and Stikeman Elliott LLP is acting as Arena’s legal advisor. Stifel GMP is acting as financial advisor to the Special Committee.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

ABOUT ARENA

Arena owns 65% of the Sal de la Puna Project covering approximately 14,000 hectares of the Pastos Grandes basin located in Salta, Argentina. Arena trades on the TSX-V under the ticker symbol “AN”.

For further information contact:
William Randall, President and CEO
Website: www.arenaminerals.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the Transaction, including statements with respect to the expected benefits of the Transaction to the Arena Shareholders or Lithium Americas, the anticipated date of the Meeting and mailing of the information circular in respect of the Meeting, timing for closing of the Transaction and receiving the required regulatory, and court approvals, stock exchange and other approvals, successful closing of the Transaction, the expected delisting of Arena Shares from the TSX-V on closing of the Transaction, the filing of materials on SEDAR, the expected premium to be realized by Arena Shareholders, Lithium Americas’ plans for development of the Pastos Grandes basin if the Transaction closes, the successful integration of Arena into the business of Lithium Americas, the accuracy of pro forma ownership of LAC Shares by securityholders of Arena, the synergies resulting from the Transaction and future plans and objectives of Lithium Americas.

Such statements represent the Lithium Americas’ and/or Arena’s (collectively, the “Parties” and individually, a “Party”) current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by each Party, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: ability of the Parties to complete the Transaction, the timing of any completion and the terms and conditions upon which the Transaction is completed; ability to satisfy or waive all conditions to closing the Transaction as set out in the Arrangement Agreement; Arena Securityholders approving the Transaction; the ability of the consolidated entity to realize the benefits anticipated from the Transaction and the timing to realize such benefits; unanticipated changes in market price for LAC Shares; changes to the applicable Party’s current and future business plans and the strategic alternatives available thereto; growth prospects and outlook of Lithium Americas’ business, including commencing commercial production at the Caucharí-Olaroz project; treatment of the transaction under applicable anti-trust laws and the Investment Canada Act; regulatory determinations and delays; any impacts of COVID-19 on the business of the consolidated entity and the ability to advance the Pastos Grandes project; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, Argentina and other jurisdictions where the applicable Party conducts business.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to Lithium Americas and its business, are set out in its latest management’s discussion and analysis and its most recent annual information form, and with respect to Arena, in its latest management’s discussion and analysis, copies of which are available under Lithium Americas’ profile and Arena’s profile on SEDAR at www.sedar.com.

Although each Party has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Parties do not intend, and expressly disclaim any obligation to update or revise the forward-looking information contained in this news release, except as required by applicable law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.